UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-12358
Colonial Properties Trust
(Exact name of registrant as specified in its charter)
2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203
(205) 250-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Depositary Shares, each representing 1/100 of a share of 7.62% Series E Cumulative Redeemable
Preferred Shares of Beneficial Interest, Par Value $.01 Per Share
(Title of each class of securities covered by this Form)
Common Shares of Beneficial Interest, Par Value $.01 Per Share
Depositary Shares, each representing 1/10 of a share of 8 1/8% Series D Cumulative Redeemable
Preferred Shares of Beneficial Interest, Par Value $.01 Per Share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:
-0-
     Pursuant to the requirements of the Securities Exchange Act of 1934, Colonial Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 1, 2007	COLONIAL PROPERTIES TRUST
	By:	/s/ John E. Tomlinson
		Name:	John E. Tomlinson
		Title:	Executive Vice President and Chief Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.